UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 6)1

Aqua Metals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

03837J101

(CUSIP Number)

Mr. David L. Kanen

Kanen Wealth Management, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

ANDREW M. FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		300,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

300,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,167,596
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,167,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,167,596
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.6%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		116,082
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,167,596
PERSON WITH	9	SOLE DISPOSITIVE POWER

116,082
	10	SHARED DISPOSITIVE POWER

2,167,596
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,283,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

ANTHONY AMBROSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

ALAN B. HOWE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

SUSHIL (“SAM”) KAPOOR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

205,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

JEFFREY S. PADNOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		118,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		205,200
PERSON WITH	9	SOLE DISPOSITIVE POWER

118,000
	10	SHARED DISPOSITIVE POWER

205,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

323,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP NO. 03837J101

1	NAME OF REPORTING PERSON

S. SHARIQ YOSUFZAI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP NO. 03837J101

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

In connection with the Settlement Agreement defined and described in Item 4 below, Anthony Ambrose, Alan B. Howe, Sushil (“Sam”) Kapoor, PADNOS, Jeffrey S. Padnos and S. Shariq Yosufzai are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 6. The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement defined and described in Item 6 below.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 2, 2018, KWM and Mr. Kanen (collectively, the “Kanen Group”) and the Issuer entered into a Settlement Agreement (the “Settlement Agreement”) regarding the composition of the Issuer’s Board of Directors (the “Board”) and certain other matters. The following description of the Settlement Agreement is qualified in its entirety by reference to the Settlement Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Settlement Agreement, the Issuer has agreed to, among other things: (i) increase the size of the Board from five (5) to six (6) members; and (ii) appoint S. Shariq Yosufzai and Sushil (“Sam”) Kapoor (the “Kanen Designees”) as directors of the Issuer and to the applicable Board committees pursuant to the Settlement Agreement. Messrs. Yosufzai and Kapoor shall fill the vacancies created by the expansion of the Board and the resignation of Selwyn Mould, who has resigned from the Board. Subject to Section 1(b) and Section 1(c) of the Settlement Agreement, the Kanen Group and the Issuer agree that, until the earlier of (x) the second anniversary of the date hereof and (y) such date on which the Kanen Group no longer, directly or indirectly, beneficially owns at least 4.0% (subject to adjustment for share issuances, stock splits, reclassifications, combinations and similar actions by the Issuer that increase the number of outstanding shares) of the Issuer’s outstanding Common Stock (the earlier of such events described in clauses (x) and (y) above being hereafter referred to as the “Nomination Right Expiration Date”), the Kanen Group shall have the right to submit to the Nominating and Corporate Governance Committee of the Board (the “Nominating Committee”) two (2) nominees for inclusion as Board-recommended director candidates (the “Kanen Nominees”) in the Issuer’s definitive proxy materials disseminated to the Issuer’s stockholders for their consideration with respect to (i) the 2018 Annual Meeting and (ii) each annual meeting of the Issuer’s stockholders subsequently convened prior to the Nomination Right Expiration Date at which directors of the Issuer are to be elected (each such subsequent annual meeting being hereafter referred to as a “Post-2018 Annual Meeting”).

11

CUSIP NO. 03837J101

The Settlement Agreement also provides that the Issuer has agreed that effective immediately upon their appointment to the Board, (i) one (1) of the Kanen Designees shall be appointed to each of the Nominating Committee and the Compensation Committee of the Board (the “Compensation Committee”), with such committees thereafter consisting of four (4) and three (3) directors, respectively, and (ii) both of the Kanen Designees shall be appointed by the Board, together with Vincent L. DiVito and Mark Stevenson, to a newly constituted CEO Search Committee of the Board (the “CEO Search Committee”), which shall be vested with the authority to engage and work directly with a recognized external executive search and consulting firm to identify highly qualified permanent Chief Executive Officer (“CEO”) candidates and to evaluate and interview such candidates and make recommendations to the full Board with respect to the potential hiring of such candidates.

The Issuer has further agreed that effective immediately upon his appointment to the Board, Mr. Yosufzai shall be appointed to serve as Non-Executive Chairman (and the lead independent director) of the Board.

Simultaneously with the execution of the Settlement Agreement, the Board has hired and appointed Steve Cotton to serve as the Issuer’s President. Mr. Cotton will be invited and entitled to submit to the CEO Search Committee his candidacy as permanent CEO, together with, and on the same basis as, all other permanent CEO candidates who are identified and evaluated for such position by the CEO Search Committee. Mr. Mould will resign from his current position as interim CEO of the Issuer immediately following the Issuer’s filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 and will continue to serve as Chief Operating Officer of the Issuer. Once a permanent CEO has been appointed by the Board, upon the recommendation of the CEO Search Committee, he or she promptly shall be appointed by the Board to serve as a seventh (7th) director of the Issuer. The Issuer has agreed that at any time prior to the Nomination Right Expiration Date, the Board shall not take any action to increase the size of the Board to more than seven (7) members unless the Kanen Designees then serving on the Board consent to such action. Also under the Settlement Agreement, Thomas M. Murphy shall resign as the Issuer’s interim Chief Financial Officer (“CFO”) and shall be succeeded by Frank Knuettel II as successor and permanent CFO of the Issuer on the first business day next following the Issuer’s public announcement of its earnings for the fiscal quarter ended March 31, 2018.

The Issuer has also agreed that during the period commencing on the first day next following the final tabulation and certification (by the Issuer’s inspector of elections) of voting results for the election of Issuer directors at the 2018 Annual Meeting and through the first anniversary of such date, Mr. Kanen shall have the right to attend all or any portions of meetings of the Board as an observer (with no voting rights).

12

CUSIP NO. 03837J101

The Kanen Group has agreed that from and after the date hereof and until the Nomination Right Expiration Date, the Kanen Group shall, and shall cause each of its Affiliates to (i) appear at the 2018 Annual Meeting and each Post-2018 Annual Meeting or to otherwise cause all shares of Common Stock beneficially owned by the Kanen Group to be counted as present thereat for purposes of establishing a quorum; (ii) vote, or cause to be voted, all shares of Common Stock beneficially owned by the Kanen Group on the Issuer’s proxy card or voting instruction form in favor of each of the nominees for election as directors nominated by the Board and recommended by the Board (and not in favor of any other nominees to serve on the Board), and, except in connection with any Opposition Matter (as defined in the Settlement Agreement) or Other Voting Recommendation (as defined in the Settlement Agreement), each of the proposals listed on the Issuer’s proxy card or voting instruction form as identified in the Issuer’s definitive proxy statement or supplement thereto in accordance with the Board’s recommendations, including in favor of all matters recommended by the Board for stockholder approval and against all matters that the Board recommends against stockholder approval; provided, however, in the event that either Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co. (“Glass Lewis”) issues a recommendation with respect to any matter (other than with respect to the election of nominees as directors to the Board or the removal of directors from the Board) that is different from the recommendation of the Board, the Kanen Group shall have the right to vote its shares of Common Stock on the Issuer’s proxy card or voting instruction form in accordance with either the ISS or Glass Lewis recommendation (the “Other Voting Recommendation”); and (C) not execute any proxy card or voting instruction form in respect of such stockholders’ meeting other than the proxy card and related voting instruction form being solicited by or on behalf of the Issuer or the Board. No later than five (5) business days prior to the 2018 Annual Meeting and each Post-2018 Annual Meeting held prior to the expiration of the Standstill Period, the Kanen Group shall vote any shares of Common Stock beneficially owned by the Kanen Group in accordance with Section 4(b) of the Settlement Agreement. The Kanen Group shall not take any position, make any statement or take any action inconsistent with Section 4(b) of the Settlement Agreement. The Kanen Group also irrevocably withdrew its letter dated March 23, 2018 (as supplemented by its letter dated April 3, 2018 and its public announcement made on April 23, 2018) providing, in each case, notice to the Issuer of its intention to nominate certain individuals designated by it for election to the Board at the 2018 Annual Meeting.

The Kanen Group also agreed to certain standstill provisions from the date of the Settlement Agreement until 11:59 p.m., Eastern time, on December 31, 2019; provided that the Issuer shall not set a nomination deadline for stockholders to submit director candidates for election at the 2020 Annual Meeting of Stockholders for a date earlier than January 15, 2020. The standstill provisions generally prohibit the Kanen Group and its Affiliates (as defined in the Settlement Agreement) from taking specified actions during the Standstill Period with respect to the Issuer and its securities, including, among others: (i) soliciting or participating in any solicitation of proxies or written consents to vote any voting securities of the Issuer, (ii) conducting any non-binding referendum with respect to any voting securities of the Issuer; (iii) joining any other “group” for purposes of Section 13(d) of the Exchange Act or becoming party to any voting arrangement or agreement; (iv) seeking or encouraging others to submit nominations for the election or removal of directors; (v) seeking, alone or in concert with others, representation on the Board, except as expressly permitted by the Settlement Agreement; (vi) advising, encouraging or influencing any person with respect to the voting of or disposition of any securities of the Issuer; (vii) making shareholder proposals at any annual or special meeting of shareholders; (viii) calling, or supporting another shareholder’s call of, any meeting of shareholders; or (ix) initiating, encouraging or participating in any “vote no,” “withhold” or similar campaign relating to the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On May 2, 2018, the Kanen Group and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On May 3, 2018, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 6 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

13

CUSIP NO. 03837J101

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit 99.1	Settlement Agreement, by and among David L. Kanen and Kanen Wealth Management, LLC, dated May 2, 2018.
Exhibit 99.2	Joint Filing Agreement, by and among Philotimo Fund, LP, Kanen Wealth Management, LLC, David L. Kanen, dated May 3, 2018.

14

CUSIP NO. 03837J101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 3, 2018

KANEN WEALTH MANAGEMENT, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

PHILOTIMO FUND, LP
By:	Kanen Wealth Management, LLC its general partner

By:	David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

David L. Kanen
DAVID L. KANEN

15